Exhibit 99.1

REE Automotive Signs MOU for Software-Defined Technology with One of The Leading Technology Companies Paving the Way Toward Multi-Year, Large-Volume Autonomous Vehicles Framework Agreement

●	REE is intended to be the exclusive provider of software-defined vehicle technology to this leading tech company in multiple global markets

●	Definitive long-term collaboration agreement expected in 2025, leveraging REE’s P7 platform to deliver thousands of autonomous vehicles by 2030 with start of production expected in 2027

●	Targeting revenue from the strategic collaboration agreement of up to $770 million by 2030 with software and services revenue expected to begin in H2 2025

Tel Aviv, March 18, 2025: REE Automotive Ltd. (NASDAQ: REE), an automotive technology company that develops and builds software-defined electric vehicles, entered into a non-binding memorandum of understanding (MOU) with a global technology company developing and marketing new mobility solutions for passenger and freight transport. The MOU outlines the companies’ intent to develop and produce multiple thousands of autonomous-driving (AD) vehicles based on REE’s existing P7 platform. The parties intend to sign a strategic collaboration agreement by year-end 2025. It is estimated that the agreement will generate up to $770 million in potential revenues over the next five years. Through this collaboration, the companies plan to lead the global autonomous transportation market by integrating next-generation software-defined electrical architecture and best-in-class software technology.

The potential collaboration aims to leverage REE’s Federal Motor Vehicle Safety Standards (FMVSS) certified P7 platform and its Unified Architecture (RUA) of ultra-high-performance System on Chip (SOC) designed for real-time complex decision making on vehicle dynamics, safety, energy management, redundancy and autonomy. The Powered by REE® architecture and software technology stack should enable fast time to market with expected launch of the first production vehicles as early as 2027.

“We are very excited to see our advanced SDV technology reshaping the future of autonomous transportation at scale as it is being integrated into vehicles and applications outside of REE,” said Daniel Barel, CEO and co-founder of REE Automotive. “We believe that using our AD-ready and certified P7 platform and our advanced software technology allow us to bring this program to the market swiftly and with minimal investment offering a truly modular, adaptive and cost-effective autonomous solution.”

Powered by REE® software paves the way for a new generation of autonomous vehicles that are fully scalable, flexible and can integrate over-the-air updates which would scale REE’s innovation across a wide range of price points and global markets.

REE’s platforms are fully software-defined, enabling continuous evolution and adaptability. This approach reduces hardware complexity and extends vehicles’ operational lifespans, while allowing for new features and optimizations to be deployed remotely. Autonomous vehicle operators benefit from deep data insights that drive predictive maintenance and could improve uptime, which can reduce total cost of ownership. With software-defined control at the core of its zonal architecture, REE’s vehicles offer significant flexibility and an effort to future-proof SDV for emerging mobility solutions.

To learn more about REE Automotive’s patented software-defined technology and unique value proposition that positions the company to break new ground in e-mobility, visit www.ree.auto.

About REE Automotive

REE Automotive Ltd. (Nasdaq: REE) is a technology company enabling the next generation of software-defined vehicles (SDVs). Powered by REE® vehicles manage operations and features through proprietary software, enhancing safety, modularity and performance in passenger and commercial vehicles. At the core of REE’s SDV technology is a single unified layer powered by the company’s system-on-chip, redundant architecture capable of real-time, complex decision making on vehicle dynamics, energy management and autonomy. REE has a global supply chain managed by multibillion dollar international supplier, Motherson Group, REE’s second largest investor. Together with a leading automotive manufacturer in Detroit, REE can produce Powered by REE vehicles at scale without the need for capital-intensive investment. REE’s SDV technology licensing is a solution for OEMs seeking to improve their cost structure, reduce time to market and enhance their product offering. The company is targeting the first deliveries of its flagship P7-C electric truck in the first half of 2025, and plans for continued growth by completing, not competing with global OEM’s future vehicle lineups. With a validated and certified SDV architecture, REE helps automakers and fleet operators unlock new mobility possibilities. Learn more at www.ree.auto.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investors Contact

Dana Rubinstein

Chief Strategy Officer for REE Automotive

investors@ree.auto

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses REE’s intentions with respect to its potentially being the exclusive provider of software-defined vehicle technology and to lead the development and production of L4 autonomous vehicles, the potential revenues anticipated in connection therewith by 2030, the likelihood of the signing of a strategic collaboration agreement (including the likelihood of its occurrence in 2025), the number of AD vehicles anticipated to be manufactured and sold, the total addressable market of autonomous vehicles, the belief that its AD-ready and certified P7 platform allows it to bring this program to the market swiftly and with minimal investment, and the date(s) for any anticipated revenues and the beginning of production in connection therewith. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “can,” “estimate,” “expect,” “foresee,” “intend(s),” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on suppliers and potential suppliers, which include single or limited source suppliers; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to a lack of compliance with Nasdaq’s minimum bid price requirement or other Nasdaq listing rules; future sales of our securities by existing material shareholders or by us that could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of fluctuations in interest rates, inflation, and foreign exchange rates; the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate (including the recent policy changes by the Trump Administration); the ongoing Gaza war and other military conflict in Israel; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 and in subsequent filings with the SEC.

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